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04004888

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158 SEC PROCESSING SECTION WASH., D.C.

SEC FILE NUMBER
8- 42263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banc of America Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bank of America Corporate Center
(No. and Street)

Charlotte (City) North Carolina (State) 28255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sally A. Maske (415) 913-4110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

214 N. Tryon Street (Address) Charlotte (City) North Carolina (State) 28202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Robert Qutub, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Banc of America Securities LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
Notary Public, North Carolina
COUNTY OF MECKLENBURG
MARY ANN HYNES
My Comm. Exp 08/02/05

Mary Ann Hynes
Notary Public

Robert Qutub
Chief Financial Officer

This report** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Statement of Financial Condition

Banc of America Securities LLC
(a subsidiary of Bank of America Corporation)

December 31, 2003

Banc of America Securities LLC
Statement of Financial Condition

December 31, 2003

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Suite 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Auditors

To the Board of Managers and Member of
Banc of America Securities LLC
(a subsidiary of Bank of America Corporation):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banc of America Securities LLC (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2004

Audited Statement of Financial Condition

Banc of America Securities LLC
Statement of Financial Condition

December 31, 2003
(in thousands, except common units)

Assets	
Cash	$ 147,762
Cash and securities segregated under federal regulations	3,199,000
Securities purchased under agreements to resell	15,221,162
Securities owned, at fair value (includes $2,403,570 pledged as collateral)	28,219,982
Securities borrowed	37,912,335
Receivable from customers	3,220,351
Receivable from non-customers	544,589
Receivable from brokers, dealers and clearing organizations	6,935,796
Accrued interest receivable	536,686
Investment banking fees receivable	68,971
Goodwill	1,050,535
Other assets	934,606
Total assets	$97,991,775
Liabilities and Member's Equity	
Securities sold under agreements to repurchase	$43,463,968
Securities sold, not yet purchased, at fair value	11,983,635
Securities loaned	11,571,419
Short-term borrowings	5,296,649
Payable to customers	13,723,390
Payable to non-customers	996,579
Payable to brokers, dealers and clearing organizations	2,217,212
Accrued interest payable	375,691
Accrued expenses, compensation and other liabilities	1,891,552
	91,520,095
Commitments and contingencies (Notes 9 and 10)	-
Liabilities subordinated to claims of general creditors	3,083,000
Member's equity:	
Common units, 10,000 authorized, issued and outstanding	1,288,410
Undistributed income	2,100,270
Total member's equity	3,388,680
Total liabilities and member's equity	$97,991,775

The accompanying notes are an integral part of this financial statement.

1. Organization

Banc of America Securities LLC (the Company), a Delaware limited liability company, is 100% owned by NationsBanc Montgomery Holdings Corporation, a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by Bank of America Corporation (the Corporation). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of The New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc. (NASD) and other exchanges. The Company is registered as an introducing broker with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company does not carry customer futures positions and is not subject to the segregation requirements of the CFTC. The Company is not a bank. Securities sold by the Company are not bank deposits and, accordingly, are not insured by the Federal Deposit Insurance Corporation.

The Company is a primary dealer in U.S. Government securities and underwrites and deals in U.S. Government agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market instruments and other financial instruments. Additionally, the Company offers mutual funds and margin loans. The Company offers various investment banking and financial advisory services in connection with public offerings, mergers and acquisitions, restructurings, private placements, loan syndications, loan trading, derivative product arrangements and project financings. Other services include correspondent clearing and prime brokerage. The Company provides these services to corporate clients, institutional investors and individuals. Certain products and services may be provided through affiliates. In late August 2003, certain accounts of the Private Client business were transferred to an affiliated broker dealer. There was no gain or loss recognized on the transfer of such accounts.

In mid-January 2003, the Company acquired Vector Partners LP for $90,000,000. Vector Partners LP specialized in the creation and execution of portfolio trading strategies. The Company recognized $84,000,000 of goodwill and $6,000,000 of intangible assets as a result of this transaction.

On October 27, 2003, the Corporation and FleetBoston Financial Corporation announced a definitive agreement to merge. The deal is expected to close in April of 2004.

On February 24, 2004, the Company announced the acquisition of Direct Access Financial Corporation. The deal is expected to close in early 2004.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent assets and liabilities at the date of the financial statement. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates. Significant estimates made by management are discussed in these footnotes, as applicable.

Financial instruments are either carried at estimated fair value or are short-term or replaceable on demand and thus have carrying amounts that approximate fair value.

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. Repurchase and resale agreements having the same counterparty and the same maturity date, executed under master netting agreements and having common clearing facilities, are presented in the Statement of Financial Condition on a net basis. Interest income and expense are recorded on an accrual basis. It is the Company's policy to obtain the use of securities relating to resale agreements. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral for resale agreements and repurchase agreements is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed and securities loaned for cash collateral are reported as collateralized financings and included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. Interest income and interest expense are recorded on an accrual basis. The Company measures the market value of the securities borrowed and loaned against the collateral on a daily basis and additional collateral is obtained or excess is returned to ensure that such transactions are appropriately collateralized.

Securities owned and securities sold, not yet purchased are valued at estimated fair value with the resulting net gains or losses on principal transactions reflected in earnings. Net unrealized gains or losses on open contractual commitments, including when-issued and to-be-announced (TBA) securities, are also reflected in earnings based on estimated fair value. Quoted market prices are generally used as a basis to determine the estimated fair values of trading instruments. If quoted prices are not available, fair values are estimated on the basis of dealer quotes, pricing models, or quoted market prices for instruments with similar characteristics. Securities transactions of the Company in regular way trades are recorded on a trade date basis. Amounts receivable and payable for regular way securities transactions that have not yet reached settlement are recorded net in the Statement of Financial Condition.

Financial futures, options and other derivative contracts are valued at estimated fair value with the resulting net gains and losses on principal transactions reflected in earnings. Valuations for exchange traded derivative assets and liabilities are obtained from actively traded markets where valuations can be obtained from quoted market prices or observed transactions. Valuations for derivative assets and liabilities not traded on an exchange (over the counter) are obtained using mathematical models that require inputs of external rates and prices to generate continuous yield or pricing curves used to value the position. This "pricing risk" is greater for positions with either option-based or longer dated attributes where inputs are not readily available and model-based extrapolations of rate and price scenarios are used to generate valuations. In these situations, this risk is mitigated through the use of valuation adjustments.

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when appropriate.

Non-customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Non-customer securities transactions include transactions executed for the proprietary accounts of introducing brokers and transactions executed for affiliated entities, which have signed non-conforming subordination agreements with the Company.

Investment banking fees include underwriting revenue, merger and acquisition, private placement, advisory, loan syndication and derivative product arrangement fees. Underwriting revenue is reflected net of syndicate expenses and arises from securities offerings in which the Company acts as an underwriter and is recorded at the time the underwriting is complete and the income reasonably determinable. Advisory, loan syndication and derivative product arrangement fees are recorded when the contracted services are complete.

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a lesser value that reflects management's estimate of the effects of the impairment.

Goodwill primarily includes the excess of purchase price over the fair value of the net assets of Montgomery Securities, which the Company acquired on October 1, 1997. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", goodwill was no longer amortized but was subject to an annual impairment test beginning January 1, 2002. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible impairment. The Company has not recorded any impairment, but there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Income taxes – The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, there are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized for the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements using currently enacted tax rates. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, operating loss carryforwards and tax credits will be realized.

The Company's operating results are included in the consolidated federal and certain state income tax returns of the Corporation. The method of allocating federal and state income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group. The Company's net tax liability is presented as a component of Accrued expenses, compensation and other liabilities, on the Statement of Financial Condition.

Recently issued accounting pronouncements – SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123," was adopted by the Corporation on January 1, 2003. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Corporation adopted the fair value-based method of accounting for stock-based employee compensation costs as of January 1, 2003. In accordance with SFAS No. 148, the Corporation has elected to use the prospective method of adoption. Under the prospective method, all stock options granted under plans before the adoption date will continue to be accounted for under Accounting Principles

Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," unless these stock options are modified or settled subsequent to adoption. SFAS No. 148 was effective for all stock option awards granted in 2003 and thereafter. Under APB No. 25, the Corporation accounted for stock options using the intrinsic value method and no compensation expense was recognized as the grant price was equal to the strike price. Under the fair value method, stock option compensation expense is measured on the date of grant using an option-pricing model. The option-pricing model is based on certain assumptions and changes to those assumptions may result in different fair value estimates.

On January 17, 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" (FIN 46). FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 was effective immediately for VIEs created after January 31, 2003. As of October 9, 2003, the FASB deferred compliance under FIN 46 from July 1, 2003, to the first period ending after December 15, 2003, for VIEs created prior to February 1, 2003. However, the Corporation adopted FIN 46 on July 1, 2003, as originally issued. Adoption of FIN 46 did not have a material impact on the Company's financial condition or results of operations. In December 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003) "Consolidation of Variable Interest Entities, and interpretation of ARB No. 51" (FIN 46R). FIN 46R is an update of FIN 46 and contains different implementation dates based on the types of entities subject to the standard and based on whether a company has adopted FIN 46. The Corporation anticipates adopting FIN 46R as of March 31, 2004 and does not expect that it will have a material impact on the Company's financial condition or results of operations.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 was effective for hedging relationships entered into or modified after June 30, 2003. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Adoption of SFAS No. 149 did not have a material impact on the Company's financial condition or results of operations.

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 was effective May 31, 2003 for all new and modified financial instruments and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 requires that those instruments be classified as liabilities (or assets in some circumstances). Adoption of SFAS No. 150 did not have a material impact on the Company's financial condition or results of operations.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased (excluding securities segregated under SEC Rule 15c3-3) at December 31, 2003 consist of trading securities and derivatives reported at estimated fair value as presented below:

(in thousands)	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government and agency obligations	$ 8,609,883	$ 3,669,466
Corporate obligations, including asset-backed securities	11,974,405	2,891,725
Commercial paper, bankers' acceptances and certificates of deposit	2,962,779	-
Equities	2,790,422	4,479,798
State and municipal obligations	658,926	-
Other securities and derivatives	1,223,567	942,646
	$28,219,982	$11,983,635

Included in securities owned above are amounts representing assets pledged to counterparties under repurchase and securities lending transactions where the agreement gives the counterparty the right to sell or repledge the underlying assets.

Securities owned having an estimated fair value of $225,000,000 have been utilized to meet margin requirements at various clearing agencies. In addition all letter-of-credit agreements disclosed in Note 10 have been collateralized by securities owned.

4. Cash and Securities Segregated Under Federal Regulations

At December 31, 2003, U.S. Government securities and money market demand accounts with a market value of $3,019,000,000 have been segregated in special reserve accounts for the exclusive benefit of customers under SEC rule 15c3-3.

The Company follows the guidance prescribed in the SEC No-Action Letter (the "Letter"), dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer (PAIB assets or PAIB) as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter.

At December 31, 2003, $180,000,000 in cash has been segregated in special reserve accounts for the exclusive benefit of PAIB and $148,092,000 was required to be on deposit.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2003, consisted of the following:

(in thousands)	Receivable	Payable
Securities failed to deliver/receive	$1,819,477	$2,081,248
Receivable/payable from/to clearing organizations	71,832	44,651
Unsettled trades, net	4,982,325	-
Receivable/payable from/to brokers and dealers	62,162	91,313
	$6,935,796	$2,217,212

6. Short-Term Borrowings

The Company funds its securities inventory, operating expenses and other working capital needs through its own capital base, short-term repurchase agreements, securities lending, lines of credit and the proceeds from master notes issued to institutional investors. Master notes are short-term obligations which are unsecured and unsubordinated, and offered on a continuous basis. As of December 31, 2003, the Company had outstanding master notes of $1,993,300,000. As of December 31, 2003, the Company had secured borrowings of $210,349,000 and unsecured borrowings of $593,000,000 outstanding with third parties. Interest on these borrowings is based on prevailing short-term market rates. The Company pledged securities with a market value of approximately $220,766,000 as collateral for the secured borrowings.

The Company enters into secured and unsecured borrowings with the Corporation. The Company has renewable lines of credit with the Corporation. Interest on these lines of credit is based on prevailing short-term market rates. Secured amounts borrowed are collateralized by U.S. Treasury securities or other marketable securities. At December 31, 2003, the Company had no outstanding secured borrowings and $2,500,000,000 in unsecured borrowings under these lines of credit.

7. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated loan agreement with the Corporation of $1,458,000,000, which bears interest based on the London InterBank Offered Rate (LIBOR), and has a maturity date of December 31, 2005. In addition, the Company has a revolving subordinated line of credit with the Corporation totaling $3,000,000,000, which bears interest based on LIBOR. At December 31, 2003, $1,625,000,000 was outstanding on the line of credit.

The subordinated borrowings are extended pursuant to agreements approved by the NYSE and NFA and qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,500,000.

In addition, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to the Corporation or employees if net capital falls below 5% of aggregate debit items.

At December 31, 2003, the Company had net capital of $1,861,115,000, which was $1,620,981,000 in excess of its minimum net capital requirement of $240,134,000. The Company's percentage of net capital to aggregate debit items was 15.77% at December 31, 2003.

9. Financial Instruments with Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-balance sheet credit and market risk. A substantial portion of the Company's transactions are collateralized and executed with and on behalf of institutional investors, including other brokers, dealers and commercial banks.

The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivables from and payables to brokers, dealers, customers and non-customers include unsettled trades which may expose the Company to credit and market risk in the event the broker, dealer, customer or non-customer is unable to fulfill its contractual obligations. The Company also bears market risk for unfavorable changes in the price of securities sold but not yet purchased.

Customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements. The credit is collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels daily and requires the customer to deposit additional collateral, or to reduce positions, when necessary. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

In the normal course of business, the Company also enters into contractual commitments, including futures and forward contracts, options on financial futures and government securities and other securities transactions on a when-issued and to-be-announced (TBA) basis. The credit risk associated with these contracts is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition.

The contractual or notional amounts of these contracts as of December 31, 2003 are presented below:

(in thousands)	Contractual or Notional Amounts
When-issued and TBA securities	
Commitments to purchase	$145,759,050
Commitments to sell	153,977,487
Options (interest rate and equity options)	
Purchased options	11,977,210
Written options	9,786,700
Financial futures and forwards	
Commitments to purchase	15,779,091
Commitments to sell	12,038,843
Swaps	
Interest rate swaps	3,587,800
Total return and credit default swaps	4,500,525

When-issued securities are commitments entered into to purchase or sell securities in the time period between the announcement of a securities offering and the issuance of those securities. TBA securities represent commitments to purchase or sell securities for delivery at an agreed-upon specific future date where the specific securities have not been identified. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument, index, currency or commodity at a predetermined rate or price during a period or at a time in the future. Futures and forward contracts are agreements to buy or sell quantities of financial instruments or commodities at predetermined future dates and rates or prices. A swap is an agreement between two or more parties to exchange sets of cash flows over a period in the future. These agreements and commitments can be transacted on an organized exchange or directly between parties. The estimated fair values of options, forwards and other derivatives at December 31, 2003 are included in Securities owned and Securities sold, not yet purchased in the Statement of Financial Condition.

The contractual or notional amounts of these transactions represent the extent of the Company's involvement in these products, but do not represent the potential for gain or loss associated with the market risk or credit risk of such transactions. Market risk arises from changes in securities prices, exchange rates and interest rates. To the extent these transactions are used to hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations. The credit risk varies based on many factors, including the value of collateral held and other security arrangements.

The Company has established credit policies for commitments involving financial instruments with off-balance sheet credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing options and futures transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

The estimated fair value amounts set forth below represent the estimated fair value of contracts with all counterparties, after taking into consideration legally enforceable master netting agreements. The estimated fair values at December 31, 2003 are included in Securities owned and Securities sold, not yet purchased in the Statement of Financial Condition.

(in thousands)	Year-End Fair Value
Assets	
Purchased options	$1,185,001
When-issued and TBA securities	839,489
Financial futures and forwards	-
Interest rate swaps	5,431
Total return swaps	-
	$2,029,921
Liabilities	
Written options	$ 893,389
When-issued and TBA securities	1,015,185
Financial futures and forwards	19,094
Interest rate swaps	960
Total return and credit default swaps	21,314
	$1,949,942

10. Commitments and Contingencies

The Company has sold securities that it does not currently own and will therefore be obligated to purchase at a future date. The Company has recorded this obligation in the Statement of Financial Condition at the estimated fair value of such securities. The Company will incur a loss if the market price of the securities increases subsequent to December 31, 2003. The Company may limit this risk by entering into financial options and futures contracts and other offsetting positions.

At December 31, 2003, the Company had receivables under securities borrowed transactions of $37,912,335,000 and payables under securities loaned transactions of $11,571,419,000 reflected in the Statement of Financial Condition. The securities underlying these transactions had a market value of $36,746,175,000 and $11,297,869,000, respectively.

At December 31, 2003, the Company had receivables under resale agreements of $15,221,162,000 and payables under repurchase agreements of $43,463,968,000 reflected in the Statement of Financial Condition. These agreements had underlying collateral with approximate market values of $15,200,419,000 and $43,807,717,000, respectively. The Company is contingently liable as of December 31, 2003, in the amount of $237,039,000 under outstanding letter-of-credit agreements used in lieu of margin deposits.

At December 31, 2003, approximate market values of collateral received, including the impact of legally enforceable master netting agreements, that can be sold or repledged by the Company were:

(in thousands) Sources of Collateral	Market Value
Securities purchased under agreements to resell	$15,200,419
Securities borrowed	36,746,175
Customer securities available under rehypothecation agreements	2,493,551
Collateral received in securities borrowed	407,430
	$54,847,575

At December 31, 2003, approximate market values of collateral received that were sold or repledged by the Company were:

(in thousands) Uses of Collateral	Market Value
Securities sold under agreements to repurchase	$ 8,764,961
Collateral pledged out in securities borrowed	340,536
Securities sold, not yet purchased	10,066,541
Securities loaned	11,297,869
	$30,469,907

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. To manage market risk exposure related to these commitments, the Company may implement appropriate hedging strategies. At December 31, 2003, the Company had no material open underwriting commitments.

The Company is obligated under noncancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2014. At December 31, 2003, the Company had minimum lease obligations related to these and other noncancelable operating leases as follows:

(in thousands) For the years ending December 31:	
2004	$107,657
2005	110,479
2006	107,772
2007	105,335
2008	90,573
Thereafter	61,697
	$583,513

11. Related Party Transactions

The Company contracts a variety of services from the Corporation and certain of its subsidiaries. Such services include accounting, legal, regulatory compliance, transaction processing, purchasing, building management and other services. The Company also clears futures, options on futures transactions and derivative transactions through affiliated companies. The Company provides securities and underwriting, loan syndication, loan trading and investment advisory services to the Corporation and certain affiliate banks. The Company also acts as agent in selling assets originated by affiliate banks.

Included in Other assets and Accrued expenses, compensation and other liabilities in the Statement of Financial Condition are receivables and payables due from and to affiliated companies related to contracted services. These amounts are settled in the normal course of business. Receivables from and payables to affiliated companies related to contracted services at December 31, 2003 were $16,504,000 and $29,031,000, respectively. At December 31, 2003, the Company had $12,528,000 in cash and $500,000,000 in time deposits on deposit with affiliate banks.

The Company executes securities transactions on behalf of certain affiliated companies acting in a broker capacity, clears trades for certain introduced accounts and executes certain transactions with affiliated companies. These activities generate receivable and payable balances, which are included in various line items in the Statement of Financial Condition. As of December 31, 2003, these balances were $104,723,000 and $1,077,892,000, respectively. Additionally, the Company had resale agreements of $4,046,915,000, repurchase agreements of $1,932,989,000, securities borrowed of $816,130,000 and securities loaned of $2,506,967,000 outstanding with affiliates at December 31, 2003.

Pursuant to agency and services agreements, the Company provides affiliated companies certain services related to the execution of derivatives, securities and financing related activities. In connection with these agreements, the affiliated companies transfer 50 percent of their revenues or losses to the Company as compensation for the services provided (life to date agreement; losses shared only to the extent of revenues previously recognized). In addition, certain operating costs are paid by the Company and billed to affiliates.

12. Benefits

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations and, for defined benefit plans, consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. The Company's employees are eligible to participate in a contributory profit sharing and 401(k) plan sponsored by the Corporation.

In addition to providing retirement pension benefits, full-time, salaried employees and certain part-time employees may become eligible to continue participation as retirees in health care and/or life insurance plans sponsored by the Corporation. Based on the other provisions of the individual plans, certain retirees may also have the cost of benefits partially paid by the Corporation.

Substantially all employees of the Company participate in the Corporation's stock based compensation plans which provide for the issuance of the Corporation's stock-related awards, such as stock options and restricted stock awards. Certain employees of the Company participate in the Equity Incentive Plan, which provides restricted stock awards based on a percentage of the associate's incentive compensation. Disclosures required by SFAS No. 123 as amended by SFAS No. 148 are included in the December 31, 2003 Form 10-K of the Corporation.

Certain employees of the Company participate in a management compensation plan which provides incentive awards based on the extent to which performance objectives and profit goals are met.

13. Income Taxes

Significant components of the Company's actual deferred tax assets (liabilities) at December 31, 2003 are as follows:

(in thousands)	
Deferred tax liabilities:	
Intangibles	$(102,805)
Employee retirement benefits	(35,961)
State taxes	(3,177)
Investments	(1,334)
Other	(5)
Gross deferred tax liabilities	(143,282)
Deferred tax assets:	
Employee benefits	66,264
Accrued expenses	16,406
Depreciation	8,947
Deferred fees	6,344
Securities valuation	4,028
Allowance for credit losses	1,087
Gross deferred tax assets	103,076
Net deferred tax assets/(liabilities)	$ (40,206)

Current federal and state taxes payable to the Corporation of $291,350,000 are included in Accrued expenses, compensation and other liabilities in the accompanying Statement of Financial Condition at December 31, 2003.

14. Litigation and Regulatory Matters

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Company and certain of these actions and proceedings are based on alleged violations of securities, personnel and other laws.

In view of the inherent difficulty of predicting the outcome of such matters, the Company cannot state what the eventual outcome of pending matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory matters, including the litigation and regulatory matters described below, will have a material adverse effect on the consolidated financial position or liquidity of the Company but may be material to the Company's operating results for any particular period.

Mutual Fund Operations

On September 3, 2003, the Office of the Attorney General for the State of New York (NYAG) simultaneously filed and settled a complaint against Canary Capital Partners, LLC, et al. (collectively, Canary). The complaint alleged, among other things, that Canary engaged in improper trading with certain mutual funds in the Nations Funds family (Nations Funds). Specifically, the NYAG alleged that Canary engaged in activities that it characterized as "market timing" and "late trading." The Corporation is cooperating fully with the NYAG, the SEC and other regulators in connection with these inquiries.

On September 16, 2003, the NYAG announced a criminal action, and the SEC announced a civil action, against a former employee of the Company. The complaints allege that this former employee played a key role in enabling Canary to engage in "late trading" of shares of Nations Funds and other mutual funds in violation of state and federal law.

The Corporation has announced that it will establish a restitution fund for shareholders of the Nations Funds who were harmed by Canary's late trading and market timing practices. In addition, the Corporation announced that it will provide restitution for shareholders of third party mutual funds who were harmed by any late trading activities by Canary that are found to have occurred through the Corporation in the event restitution is not otherwise available from Canary, its affiliates, its investors or from any other third parties. The Corporation has also committed to return to the Nations Funds all funds management and advisory fees related to the Canary market timing agreement.

The Corporation has named several key leaders and advisors external to the Corporation to review mutual fund practices. These individuals are currently leading an independent review of the Corporation's mutual fund policies and practices, including a complete legal and regulatory compliance review of the Corporation's mutual fund business, and coordinating a detailed review of all technology, control, and compliance systems related to the mutual fund business, including all systems relating to sales, clearing, and derivative and brokerage operations.

The Corporation is developing new policies to eliminate all lending, derivatives, brokerage services or any other services relating to mutual fund trading activity by clients known to the Corporation to engage in active mutual fund market timing not permitted by the targeted funds. The Corporation has committed that the market timing policies being established will no longer permit special exceptions.

The independent trustees of the Board of Trustees of the Nations Funds have retained an independent firm to evaluate the extent of any adverse monetary impact to any Nations Fund in which the Nations Funds' adviser permitted a discretionary market timing agreement. They also announced that they would evaluate whether any additional steps are appropriate to assure Nations Funds shareholders that the Nations Funds are being managed in their best interests. In addition, the independent trustees announced that the Board of Trustees, with the assistance of the independent firm, will conduct a review of the issues relating to late trading in Nations Funds, consider the results of the review of these issues being conducted by the Corporation, and take action as appropriate.

As of the date hereof, a number of lawsuits have been filed against the Corporation, its affiliates and associates in connection with these circumstances, alleging, among other things, breaches of fiduciary duties, federal securities laws, the ERISA Act, the Investment Company Act of 1940, and the Investment Advisers Act of 1940 as well as contractual and other common law claims. The Corporation has also received shareholder derivative actions purportedly brought on behalf of the Corporation alleging various claims, including breach of fiduciary duty, against the Board of Directors in connection with these matters. Additional lawsuits or regulatory proceedings presenting similar or additional allegations and requests for relief arising out of these circumstances could be filed in the future against the Corporation and related parties. The Corporation and the Company cannot determine at this time the eventual outcome, timing or impact of these matters.

Enron Corporation (Enron) Securities Litigation
The Corporation was named as a defendant, along with a number of commercial and investment banks and their holding companies, certain former Enron officers and directors, law firms and accountants, in a putative consolidated class action pending in the United States District Court for the Southern District of Texas filed on April 8, 2002 entitled Newby v. Enron. The amended complaint, which was filed in May 2003 and is now the operative complaint, alleges claims against the Corporation and the Company under Sections 11, 12 and 15 of the Securities Act of 1933 related to the role of the Company as an underwriter of two public offerings of Enron debt and as an initial purchaser in a private placement of debt issued by an Enron-affiliated company. The Corporation and the Company have moved to dismiss all of the claims asserted against them in the operative complaint. That motion is fully briefed and remains pending. Plaintiffs' motion for class certification is fully briefed and remains pending.

In addition, the Corporation and the Company have been named as defendants or third-party defendants, along with other commercial and investment banks and many other parties, in various other individual and putative class actions relating to Enron. The complaints assert claims under federal securities laws, state securities laws and/or state common law or statutes. The majority of these actions were either filed in or have been transferred to the United States District Court for the Southern District of Texas and consolidated or coordinated with Newby v. Enron. The Corporation and the Company cannot determine at this time the eventual outcome, timing or impact of these matters.

WorldCom, Inc. (WorldCom) Securities Litigation
The Company, Banc of America Securities Limited, and other underwriters of WorldCom bonds issued in 2000 and 2001, as well as former officers and directors of WorldCom and other parties, have been named as defendants in a class action lawsuit filed in the United States District Court for the Southern District of New York entitled WorldCom Securities Litigation. The operative complaint alleges claims against the Company under Sections 11 and 12 of the Securities Act of 1933 in connection with 2000 and 2001 public bond offerings and is brought on behalf of purchasers and acquirers of bonds issued in or traceable to these offerings. On October 24, 2003, United States District Court Judge Denise Cote certified a class consisting of "all persons and entities who purchased or otherwise acquired publicly-traded securities of WorldCom during the period beginning April 29, 1999 through and including June 25, 2002 and who were injured thereby." Fact discovery is presently proceeding in this class action and a trial date has been set for January 10, 2005.

In addition, the Corporation and the Company, along with other underwriters, certain holding companies affiliated with the underwriters, a former Salomon Smith Barney telecommunications analyst, certain former officers and directors of WorldCom and WorldCom's former auditors have been named as defendants in numerous individual actions that were filed in either federal or state courts arising out of alleged accounting irregularities of the books and records of WorldCom. Plaintiffs in these actions are typically institutional investors, including state pension funds, who allegedly purchased debt securities issued by WorldCom pursuant to public offerings in 1997, 1998, 2000 or 2001. The majority of the complaints assert only claims under Section 11 of the Securities Act of 1933, but some complaints also include claims under the Exchange Act of 1934, state securities laws, other state statutes and under common law theories. Most of these cases were filed in state court and subsequently removed (as related to WorldCom's bankruptcy) by defendants to federal courts and then transferred by the Judicial Panel for Multidistrict Litigation to the United States District Court for the Southern District of New York to be consolidated with WorldCom Securities Litigation for pre-trial purposes. Seven of these actions, which have been removed, were remanded to state courts in Alabama (2), Tennessee, Pennsylvania (3) and Illinois.

Certain plaintiffs in actions transferred to the Southern District of New York have filed an appeal to the Second Circuit Court of Appeals arguing that their actions were not properly removed to federal court because a provision in the Securities Act prevented such removals. Defendants, including the underwriters, have argued that removal was proper.

Additional complaints were filed on behalf of purchasers of WorldCom stock in state courts in Mississippi against the Corporation and the Company, as well as certain former officers and directors of WorldCom, other commercial and investment banks and other parties. These cases have also been transferred to the United States District Court for the Southern District of New York and consolidated with WorldCom Securities Litigation for pre-trial purposes. The Corporation and the Company cannot determine at this time the eventual outcome, timing or impact of these matters.

Adelphia Communications Corporation (Adelphia) Securities Litigation

The Corporation and the Company are defendants in several private civil actions relating to Adelphia which have been consolidated for pretrial purposes and are currently pending in the United States District Court for the Southern District of New York. The actions include a class action and various individual actions. The Company was a member of seven underwriting syndicates of securities issued by Adelphia, and the Corporation was an agent and/or lender in connection with five credit facilities in which Adelphia subsidiaries were borrowers. Additional defendants include other members of those syndicates, underwriters for additional Adelphia securities offerings, lenders and agents for that and other credit facilities, former Adelphia insiders and members of its board of directors, and Adelphia's outside auditors and counsel. The complaints allege claims under the Securities Act of 1933 and the Securities Exchange Act of 1934.

The Corporation and the Company are also defendants in an adversary proceeding pending in the United States Bankruptcy Court for the Southern District of New York. The proceeding is brought by the Official Committee of Unsecured Creditors in the Adelphia Bankruptcy Proceedings (the "Creditors Committee") on behalf of Adelphia; however, the Bankruptcy Court has not yet given the Creditors Committee authority to bring this lawsuit. The adversary proceeding complaint names over 400 defendants and asserts over 50 claims under federal statute (including Bank Holding Company Act), state common law and various provisions of the Bankruptcy Code. The Creditors Committee seeks avoidance and recovery of payments, equitable subordination, disallowance and recharacterization of claims and recovery of damages in an unspecified amount. The Corporation, the Company and other investment bank defendants have filed motions to dismiss. The Official Committee of Equity Security Holders in the Adelphia Bankruptcy Proceedings has filed a motion seeking to intervene in the adversary proceeding and to file its own complaint. The proposed complaint is similar to the Creditor's Committee complaint, except that it also asserts claims under RICO and various state law theories. The Corporation and the Company cannot determine at this time the eventual outcome, timing or impact of these matters.

Regulatory

In the course of its business, the Company is subject to regulatory examinations, information gathering requests, inquiries and investigations. In connection with several, formal and informal, investigations by those agencies, the Company has received numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

The SEC is currently conducting a formal investigation with respect to certain trading and research-related activities of the Company during the period 1999 through 2001. To date, the SEC staff has not indicated whether it intends to recommend any enforcement action in connection with these trading and research-related activities. On December 30, 2003, however, the Company was advised by the SEC staff that it does intend to recommend action against the Company with respect to alleged books and records violations related to the preservation and production of materials requested during the investigation of the trading and research-related activities. The Company is cooperating with the SEC staff with respect to the on-going investigation and is also working with the staff to reach a resolution of the books and records matter.